SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of March, 2007

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	x`

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:

Earnings Release - Copa Holdings Reports Record Earnings of US$41.8 Million for 4Q06 and US$134.2 Million for Full Year 2006

Copa Holdings Reports Record Earnings of US$41.8 Million for 4Q06 and US$134.2 Million for Full Year 2006

Panama City, Panama --- March 7, 2007.  Copa Holdings, S.A. (NYSE: CPA), parent company of Copa Airlines and AeroRepublica, today announced financial results for the fourth quarter of 2006 (4Q06) and full year 2006. The terms “Copa Holdings” or “the Company” make reference to the consolidated entity, whose operating subsidiaries are Copa Airlines and AeroRepublica. The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP.

Note: Copa Holdings acquired AeroRepublica on April 22, 2005.  As a result of the acquisition, our financial information at and for the twelve months ended December 31, 2006 is not comparable to the information at and for the twelve-months ended December 31, 2005.

OPERATING AND FINANCIAL HIGHLIGHTS

•

Copa Holdings recorded record net income of US$41.8 million for 4Q06 and US$134.2 million for full year 2006, representing diluted earnings per share of US$0.97 for 4Q06 and US$3.11 for full year 2006.

•	EBITDAR increased by 82% to US$71.2 million in 4Q06 from US$39.0 million in 4Q05, resulting in an EBITDAR margin of 30% in 4Q06.

•	Operating income for 4Q06 rose 92% to US$51.4 million from US$26.8 million in 4Q05. Operating margin stood at 21.7%, an increase of 6.7 percentage points above 4Q05.

•

Revenue passenger miles (RPMs) increased 26.8% from 1.09 billion in 4Q05 to 1.38 billion in 4Q06. Available seat miles (ASMs) increased 18.7% from 1.55 billion in 4Q05 to 1.84 billion in 4Q06. As a result, average load factor increased 4.8 percentage points to 75.0%.

•

Total revenues increased to US$237.4 million, representing growth of 32.1%.  Yield per passenger mile increased 5.5% to 16.1 cents and operating revenue per available seat mile (RASM) increased 11.3% to 12.9 cents.

•	Operating cost per available seat mile (CASM) increased 2.5% from 9.9 cents in 4Q05 to 10.1 cents in 4Q06. CASM excluding fuel increased 7.8% from 6.5 cents in 4Q05 to 7.0 cents in 4Q06.

•

In 4Q06, Copa Airlines took delivery of two EMBRAER-190 aircraft to end 2006 with a fleet of 30 aircraft.  Additionally, AeroRepublica began its fleet modernization plan with the arrival of its first EMBRAER-190, ending 2006 with a total operating fleet of 11 aircraft.  In January 2007, AeroRepública received 3 additional EMBRAER-190 aircraft, and is currently operating a fleet of 9 MD-80’s and 4 EMBRAER-190’s.

•

In 4Q06, Copa Airlines added Rio de Janeiro to its network, which represented the sixth new destination introduced in 2006 and the third Brazilian city the airline serves.  With the addition of this new route, Copa Airlines now provides service to 36 destinations in North, South, Central America and the Caribbean, solidifying its position as the best choice for intra-Latin America travel.

•	For full year 2006, Copa Airlines reported an on-time performance of 90.3% and a flight-completion factor of 99.6%, placing the airline among the best in the industry.

•

On February 2, 2007 Copa Airlines signed a formal agreement with the SkyTeam Global Airline Alliance, a step forward in Copa’s ongoing membership process, which should culminate in the airline becoming an Associate member later in the year.

Consolidated Financial & Operating Highlights	4Q06	4Q05	% Change		3Q06	% Change		FY 2006	FY 2005	% Change

Revenue Passenger Miles (RPM) (mm)	1,379	1,088	26.8%		1,345	2.5%		6,866	5,359	28.1%
Available Seat Miles (ASM) (mm)	1,838	1,549	18.7%		1,784	3.1%		5,017	3,824	31.2%
Load Factor	75.0%	70.2%	4.8	p.p.	75.4%	-0.4	p.p.	73.1%	71.4%	1.7	p.p.
Yield	16.1	15.3	5.5%		16.2	-0.3%		16.0	14.8	8.0%
Passenger Revenue per ASM (US$ cents) (“PRASM”)	12.1	10.8	12.7%		12.2	-0.8%		11.7	10.5	10.6%
Operating Revenue per ASM (US$ cents) (“RASM”)	12.9	11.6	11.3%		12.9	-0.1%		12.4	11.4	9.2%
Operating Cost per ASM (US$ cents) (“CASM”)	10.1	9.9	2.5%		10.4	-2.7%		10.0	9.3	6.9%
Operating Cost (excluding fuel) per ASM (US$cents)	7.0	6.5	7.8%		7.0	1.0%		6.8	6.5	4.0%
Breakeven Load Factor	57.7%	61.10%	-3.4	p.p.	59.7%	-2.0	p.p.	58.0%	57.9%	0.1	p.p.
Operating Revenues (US$ mm)	237.4	179.6	32.1%		230.6	2.9%		851.2	608.6	39.9%
EBITDAR (US$ mm) *	71.2	39.0	82.4%		66.0	7.9%		240.8	164.8	46.1%
EBITDAR Margin *	30.0%	21.7%	8.3	p.p.	28.6%	1.4	p.p.	28.3%	27.1%	1.4	p.p.
Operating Income (US$ mm)	51.4	26.8	91.8%		45.2	13.7%		166.9	109.2	52.9%
Operating Margin	21.7%	14.9%	6.7	p.p.	19.6%	2.1	p.p.	19.6%	17.9%	1.7	p.p.
Net Income (US$ mm)	41.8	17.7	137.0%		37.24	12.4%		134.2	83.0	61.7%
Net Margin	17.6%	9.8%	7.8	p.p.	16.1%	1.5	p.p.	15.8%	13.6%	2.1	p.p.
Earnings per Share - Basic (US$)	0.98	0.41	138.4%		0.87	12.4%		3.14	1.94	61.7%
Earnings per Share - Diluted (US$)	0.97	0.41	135.7%		0.87	11.3%		3.11	1.94	60.2%
Weighted Average Number of Shares - Basic (000)	42,813	42,813	0.0%		42,813	0.0%		42,813	42,813	0.0%
Weighted Average Number of Shares - Diluted (000)	43,304	42,813	1.1%		42,908	0.9%		43,219	42,813	0.9%

*EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. However, EBITDAR should not be considered in isolation, as a substitute for net income prepared in accordance with US GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

MANAGEMENT’S COMMENTS ON 4Q06 RESULTS

The fourth quarter marked a strong end to a record year for Copa Holdings. For the quarter, on a consolidated level, traffic continued to outpace capacity resulting in a consolidated load factor of 75.0%, an increase of 4.8 percentage points over 4Q05.  This increase came mainly from Copa Airlines, which experienced a 22.3% capacity growth and a 28.9% increase in traffic.  For the same period, AeroRepública’s load factor increased 6.0 percentage points year-over-year to 64.1%, on traffic growth of 18.6% and a 7.5% capacity expansion.

Copa Holdings reported record net earnings of US$41.8 million for 4Q06, a year-over-year growth of 137%.    These earnings were obtained as a result of strong underlying demand for air travel in the region, which produced an increase in load factors and yields in the face of a significant capacity expansion.

During the quarter, Copa Holdings experienced a 32.1% or US$57.7 million year over year increase in operating revenues, driven mainly by a 36.0% or US$49.8 million increase in Copa Airlines related operating revenues and a 20.2% or US$8.3 million increase in AeroRepública operating revenues.

Operating costs for the quarter increased 21.6% to US$185.9 million, driven primarily by increased capacity.  Total unit cost, as measured by operating cost per available seat mile, increased 2.5% to 10.1 cents.  Excluding fuel expense, operating expenses rose 27.9% and unit costs increased 7.8% to 7.0 cents.

Consolidated earnings before interest, taxes, depreciation, amortization and rents (“EBITDAR”) rose 82.4% to US$71.2 million from US$39.0 million in 4Q05. EBITDAR margins increased by 8.3 percentage points to 30.0%. Operating income rose 91.8% to US$51.4 million in 2006 from US$26.8 million in 2005, while operating margins increased 6.7 percentage points to 21.7%.

Copa Holdings continues strengthening its financial position. The Company ended the quarter with US$226.4 million in cash, cash equivalents, short-term and long-term investments, as well as approximately US$34.5 million in committed credit lines. Total debt amounted to US$621.3 million, which relates for the most part to aircraft and equipment financing.  More than half of this debt has been fixed at an average rate of 4.7% for twelve years.  The total blended interest rate (fixed and variable) at period end was 5.6%.

These strong results in 2006, set the stage in 2007 to continue strengthening and expanding Copa Airlines network through the addition of new aircraft, more destinations and increased frequencies.   On a consolidated level, capacity is expected to increase by 20% year-over-year or 1.8 billion ASM’s, mostly driven by a 25% Copa Airlines capacity expansion.

AeroRepública will continue to execute its transition plan aimed at strengthening its competitive and financial position.  The principal initiative of this plan includes the modernization of AeroRepublica´s fleet by replacing their less efficient MD-80 aircraft with modern and efficient EMBRAER-190 aircraft.  During the months of December 2006 and January 2007, AeroRepublica received its first four EMBRAER-190 aircraft and will be receiving an additional four during the second half of 2007, to end 2007 with a fleet of eight EMBRAER-190’s and six MD-80’s.

We expect the right-sizing and modernization of AeroRepública´s fleet throughout 2007 will lead to increased operational efficiencies, higher load factors and a superior product offering for the Colombian market.  Other initiatives that will be implemented or completed during 2007 will include the transition into Copa Airlines’ reservation and check-in platform, the implementation of new revenue management initiatives and increased connectivity with Copa Airlines’ Hub of The Americas through the addition of daily flights from the Colombian cities of Cali and Cartagena.  With these new flights AeroRepública provides increased international connectivity into Copa Airlines’ Hub from four major Colombian cities, thereby offering passengers more choices to travel to and from Colombia.

In 2007, we expect underlying demand for intra-Latin America travel to remain strong, driven by favorable macroeconomic conditions and the consolidation of the Copa Airlines network as the preferred choice for intra-Latin American travel.

CONSOLIDATED FOURTH QUARTER RESULTS

Operating revenue

Consolidated revenue for 4Q06 totaled US$237.4 million, a 32.1% or US$57.7 million increase over operating revenue of US$179.6 million in 4Q05, mainly due to a 36.0% or US$49.8 million increase in Copa Airlines’ operating revenue and a 20.2% or US$8.3 million increase in AeroRepública’s operating revenue.

Copa Airlines operating revenue

Copa Airlines operating revenue for 4Q06 totaled US$188.2 million, a 36.0% increase over operating revenue of US$138.4 million in 4Q05.  This increase was primarily due to a 38.1% increase in passenger revenue.

Passenger revenue. For 4Q06 passenger revenue totaled US$174.9 million a 38.1% increase over passenger revenue of US$126.7 million in 4Q05.  This increase resulted from the addition of capacity (ASMs increased by 22.3% in 4Q06 as compared to 4Q05), a higher load factor (load factor increased from 74.2% in 4Q05 to 78.2% in 4Q06), and an increase in passenger yield which rose by 7.1% to 15.7 cents.

Cargo, mail and other. Cargo, mail and other totaled US$13.2 million in 4Q06, a 12.6% increase over cargo, mail and other of US$11.7 million in 4Q05.

AeroRepública operating revenue

During 4Q06, AeroRepública generated operating revenue of US$49.6 million, representing a 20.2% increase over 4Q05.  This increase resulted mainly from an US$7.8 million or 19.4% increase in passenger revenue.  During the quarter AeroRepública’s capacity (ASMs) increased by 7.5%, while traffic (RPMs) increased by 18.6%, representing a load factor of 64.1% for 4Q06.

Operating expenses

For 4Q06, consolidated operating expenses totaled US$185.9 million, a 21.6% increase over operating expenses of US$152.8 million for 4Q05.  Operating cost per available seat mile (CASM) increased 2.5% from 9.9 cents in 4Q05 to 10.1 cents in 4Q06.  An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 4Q06, aircraft fuel totaled US$56.4 million, a US$4.8 million or 9.3% increase over aircraft fuel of US$51.6 million in 4Q05. This increase was primarily a result of a 16.4% increase in gallons consumed resulting from increased capacity, which was partially offset by a 5.4% decrease in the average price per gallon of jet fuel (all-in), which net of hedges averaged US$2.12 in 4Q06 vs. US$2.24 in 4Q05.

Salaries and benefits. For 4Q06, salaries and benefits totaled US$26.4 million, a 22.3% increase over salaries and benefits of US$21.6 million in 4Q05. This increase was mainly a result of an overall increase in operating headcount to support increased capacity, increased profit sharing expenses and the effect of the stock compensation program that was implemented pursuant to the Company’s initial public offering.  Excluding profit sharing expenses and the new stock incentive program, salaries and benefits increased 17.0% year over year, slightly below capacity growth.

Passenger servicing. For 4Q06, passenger servicing totaled US$17.9 million, a 23.9% increase over passenger servicing of US$14.5 million in 4Q05. This increase was primarily a result of an increase in passengers carried.

Commissions. For 4Q06, commissions totaled US$15.6 million, a 14.6% increase over commissions of US$13.6 million in 4Q05. This increase was primarily a result of higher passenger revenue partially offset by lower average commission rates in both Copa Airlines and AeroRepublica.

Reservations and sales. Reservations and sales totaled US$10.1 million, a 29.4% increase over reservation and sales of US$7.8 million in 4Q05.  This increase was primarily a result of more passengers carried and higher rates related to global distribution systems.

Maintenance, material and repairs. For 4Q06, maintenance, material and repairs totaled US$13.9 million, a 31.6% increase over maintenance, material and repairs of US$10.6 million in 4Q05. This increase was primarily a result of fleet maintenance events at Copa Airlines and AeroRepública, as well as capacity growth.

Depreciation. Depreciation totaled US$7.5 million in 4Q06, a 48.8% increase over depreciation of US$5.0 million in 4Q05. This increase was primarily related to the depreciation of new aircraft and spares.

Aircraft rentals. For 4Q06, aircraft rentals totaled US$9.5 million, a 15.0% or US$1.2 million increase over aircraft rentals of US$8.3 million in 4Q05. This was primarily a result of an increase in engine lease related expenses at AeroRepública.

Flight operations, landing fees and other rentals. Combined, flight operations, landing fees and other rentals increased 24.8% from US$12.7 million in 4Q05 to US$15.8 million in 4Q06, primarily as a result of increased capacity and higher user fee rates.

Other. Other expenses totaled US$12.8 million in 4Q06, an increase of 77.0% over US$7.3 million in 4Q05, primarily as a result of audit related services and a reclassification of IPO related expenses in 4Q05 from other operating expenses to other non-operating expenses.

Copa Airlines operating expenses

Copa Airlines’ operating expenses increased 25.4% to US$140.2 million from US$111.9 million in 4Q05.  Operating expenses per available seat mile increased 2.5% to 9.8 cents in 4Q06 from 9.6 cents in 4Q05.  Excluding fuel costs, operating expenses per available seat mile increased 4.1% from 6.6 cents in 4Q05 to 6.9 cents in 4Q06.

Aircraft fuel. For 4Q06, aircraft fuel totaled US$41.5 million, a 20.8% increase over aircraft fuel expense of US$34.4 million in the same period in 2005. This increase was primarily a result of a 24.3% increase in gallons consumed resulting from increased capacity, which was partially offset by a 1.6% decrease in the average price per gallon of jet fuel (all-in), which net of hedges averaged US$2.12 in 4Q06 vs. US$2.15 in 4Q05.

Salaries and benefits. For 4Q06, salaries and benefits totaled US$21.8 million, a 26.8% increase over salaries and benefits of US$17.2 million in the same period in 2005. This increase was mainly a result of an overall increase in operating headcount to support increased capacity, increased profit sharing expenses and the effect of the stock compensation program that was implemented pursuant to the Company’s initial public offering.

Passenger servicing. Passenger servicing totaled US$15.2 million for 4Q06, a 24.7% increase over passenger servicing of US$12.2 million in 4Q05. This increase was primarily a result of Copa Airlines’ 20.8% increase in carried passengers.

Commissions. Commissions totaled US$11.1 million for 4Q06, a 16.8% increase over commissions of US$9.5 million in 4Q05. This increase was primarily a result of a 38.1% increase in passenger revenue, partially offset by a lower average commission rate.

Reservations and sales. Reservations and sales totaled US$7.8 million, a 22% increase over reservation and sales of US$6.4 million in 4Q05.  This increase was primarily a result of more passengers carried and an increase in the average rate charged by global distribution systems.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$8.0 million in 4Q06, a 33.7% increase over maintenance, materials and repairs of US$6.0 million in 4Q05. This increase resulted from higher capacity and more major overhaul events during the period.

Depreciation. Depreciation totaled US$6.9 million in 4Q06, a 41.1% increase over depreciation of US$4.9 million in 4Q05. This increase was primarily related to depreciation of new aircraft and spares.

Aircraft rentals. Aircraft rentals totaled US$6.1 million in 4Q06, a 6.4% increase over aircraft rentals of US$5.7 million in 4Q05.

Flight operations, landing fees and other rentals. Combined, flight operations, landing fees and other rentals increased 25.7% from US$10.4 million in 4Q05 to US$13.0 million in 4Q06, primarily as a result of higher capacity and higher user fee rates.

Other. Other expenses totaled US$8.9 million in 4Q06, a 67.5% increase over other expenses of US$5.3 million in 4Q05, primarily as a result of audit related services and a reclassification of IPO related expenses in 4Q05 from other operating expenses to other non-operating expenses.

AeroRepública operating expenses

AeroRepública’s operating expenses increased 12.2% to US$46.1 million in 4Q06 from US$41.1 million in 4Q05.  Operating expenses per available seat mile increased 4.4% to 11.2 cents in 4Q06 from 10.7 cents in 4Q05.  Excluding fuel costs, operating expenses per available seat mile increased 21.8% from 6.2 cents in 4Q05 to 7.6 cents in 4Q06, mainly due to increased aircraft rentals expense, maintenance expense and other operating expenses.

Non-operating income (expense)

Consolidated non-operating expenses totaled US$5.6 million in 4Q06, a 28.7% decrease over non-operating expenses of US$7.8 million in 4Q05.

Interest expense.  Interest expense totaled US$7.8 million in 4Q06, a 43.9% increase over interest expense of US$5.4 million in 4Q05, mostly as a result of increased aircraft related debt.

Interest income.  Interest income totaled US$2.5 million, a 92.1% increase over interest income of US$1.3 million in 4Q05, mostly a result of increased cash, cash equivalents and investments.

Other, net.  Other net totaled US$0.2 million in 4Q06.

OUTLOOK FOR 2007

Based on our current outlook and operational plan, we maintain our guidance for full year 2007, as follows:

Financial Outlook (US GAAP)	2007- Full Year

ASM´s (billion)	+/- 8.2
Average Load Factor	+/- 74%
RASM (cents)	+/- 12.6
CASM Ex-fuel (cents)	+/- 6.7
Operating Margin	20-21.5%

About Copa Holdings

Copa Holdings, through its Copa Airlines and AeroRepública operating subsidiaries, is a leading Latin American provider of international airline passenger and cargo service.  Copa Airlines currently offers approximately 110 daily scheduled flights to 36 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines.  AeroRepública, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogota, Cali and Medellin.

CONTACT: Copa Holdings S.A.

Investor Relations:
Ph: (507) 304-2677
e-mail: investorrelations@copaair.com
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Operating data
US GAAP - Unaudited

	Unaudited 4Q06	Unaudited 4Q05	% Change		Unaudited 3Q06	% Change		Unaudited 2006	Audited 2005	% Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,248	1,071	16.6%		1,244	0.4%		4,573	3,354	36.4%
Revenue passengers miles (RPMs) (mm)	1,379	1,088	26.8%		1,345	2.5%		5,017	3,824	31.2%
Available seat miles (ASMs) (mm)	1,838	1,549	18.7%		1,784	3.1%		6,866	5,359	28.1%
Load factor	75.0%	70.2%	4.8	p.p.	75.4%	-0.4	p.p.	73.1%	71.4%	1.7	p.p.
Break-even load factor	57.7%	60.9%	-3.2	p.p.	59.7%	-2.0	p.p.	58.0%	57.9%	0.1	p.p.
Yield (US$ cents)	16.1	15.3	5.5%		16.2	-0.3%		16.0	14.8	8.0%
Operating revenue per ASM (US$ cents) (RASM)	12.9	11.6	11.3%		12.9	-0.1%		12.4	11.4	9.2%
Operating expenses per ASM (US$ cents) (CASM)	10.1	9.9	2.5%		10.4	-2.7%		10.0	9.3	6.9%
Operating Cost (excluding fuel) per ASM (US$ cents)	7.0	6.5	7.8%		7.0	1.0%		6.8	6.5	4.0%
Copa Segment
Revenue passengers miles (RPMs) (mm)	1,115	865	28.9%		1,080	3.2%		4,075	3,235	26.0%
Available seat miles (ASMs) (mm)	1,426	1,165	22.3%		1,366	4.3%		5,239	4,409	18.8%
Load factor	78.2%	74.2%	4.0	p.p.	79.0%	-0.8	p.p.	77.8%	73.4%	4.4	p.p.
Break-even load factor	55.0%	61.4%	-6.4	p.p.	57.4%	-2.4	p.p.	56%	56.8%	-0.8	p.p.
Yield (US$ cents)	15.7	14.6	7.1%		15.8	-0.8%		15.5	14.4	7.5%
Operating revenue per ASM (US$ cents) (RASM)	13.2	11.9	11.1%		13.3	-1.0%		12.9	11.5	12.5%
Operating expenses per ASM (US$ cents) (CASM)	9.8	9.6	2.5%		10.0	-1.9%		9.7	9.1	6.3%
Operating Cost (excluding fuel) per ASM (US$ cents)	6.9	6.6	4.1%		6.9	0.9%		6.8	6.6	2.2%
AeroRepublica Segment
Revenue passengers miles (RPMs) (mm)	265	223	18.6%		265	-0.2%		942	590	59.9%
Available seat miles (ASMs) (mm)	413	384	7.5%		417	-1.0%		1627	950	71.2%
Load factor	64.1%	58.1%	6.0	p.p.	63.6%	0.5	p.p.	57.9%	62.0%	-4.1	p.p.
Break-even load factor	65.1%	57.5%	7.6	p.p.	65.9%	-0.8	p.p.	62.3%	60.8%	1.5	p.p.
Yield (US$cents)	18.0	17.9	0.7%		17.7	1.6%		18.0	16.8	6.8%
Operating revenue per ASM (US$ cents) (RASM)	12.0	10.8	11.8%		11.7	3.1%		10.8	10.8	-0.2%
Operating expenses per ASM (US$ cents) (CASM)	11.2	10.7	4.4%		11.6	-4.0%		10.8	10.2	6.3%
Operating Cost (excluding fuel) per ASM (US$ cents)	7.6	6.2	21.8%		7.4	2.2%		6.9	6.1	12.9%

Copa Holdings
Income Statement - USGAAP
(US$ Thousands)

	Unaudited 4Q06	Unaudited 4Q05	% Change	Unaudited 3Q06	% Change	Unaudited 2006	Audited 2005	% Change

Operating Revenues
Passenger Revenue	222,731	166,581	33.7%	217,835	2.2%	800,499	565,131	41.6%
Cargo, mail and other	14,620	13,064	11.9%	12,783	14.4%	50,661	43,443	16.6%

Total Operating Revenue	237,351	179,645	32.1%	230,618	2.9%	851,160	608,574	39.9%
Operating Expenses
Aircraft fuel	56,353	51,570	9.3%	60,940	-7.5%	217,730	149,303	45.8%
Salaries and benefits	26,404	21,596	22.3%	23,465	12.5%	90,710	69,730	30.1%
Passenger servicing	17,901	14,450	23.9%	17,256	3.7%	64,380	50,622	27.2%
Commissions	15,620	13,631	14.6%	15,529	0.6%	57,808	45,087	28.2%
Reservations and sales	10,094	7,798	29.4%	10,142	-0.5%	38,212	29,213	30.8%
Maintenance, material and repairs	13,912	10,572	31.6%	13,741	1.2%	50,057	32,505	54.0%
Depreciation	7,458	5,013	48.8%	6,497	14.8%	24,874	19,857	25.3%
Flight operations	9,265	7,039	31.6%	9,011	2.8%	33,740	24,943	35.3%
Aircraft rentals	9,518	8,280	15.0%	10,904	-12.7%	38,169	27,631	38.1%
Landing fees and other rentals	6,546	5,627	16.3%	6,058	8.1%	23,929	17,909	33.6%
Other	12,849	7,258	77.0%	11,849	8.4%	44,664	32,622	36.9%

Total Operating Expense	185,920	152,834	21.6%	185,392	0.3%	684,273	499,422	37.0%

Operating Income	51,431	26,811	91.8%	45,226	13.7%	166,887	109,152	52.9%
Non-operating Income (Expense):
Interest expense	-8,190	-5,874	39.4%	-7,984	2.6%	-29,150	-21,629	34.8%
Interest capitalized	361	432	-16.4%	293	23.2%	1,712	1,089	57.2%
Interest income	2,467	1,284	92.1%	1,958	26.0%	7,257	3,584	102.5%
Other, net	-218	-3,666	-94.1%	719	-130.3%	324	395	-18.0%

Total Non-Operating Income/(Expense)	-5,580	-7,824	-28.7%	-5,014	11.3%	-19,857	-16,561	19.9%

Income before Income Taxes	45,851	18,987	141.5%	40,212	14.0%	147,030	92,591	58.8%
Provision for Income Taxes	4,005	1,334	200.2%	2,972	34.8%	12,800	9,592	33.4%

Net Income	41,846	17,653	137.0%	37,240	12.4%	134,230	82,999	61.7%
Basic EPS	0.98	0.41	137.0%	0.87	12.4%	3.14	1.94	61.7%
Basic Shares	42,812,500	42,812,500	0.0%	42,812,500	0.0%	42,812,500	42,812,500	0.0%
Diluted EPS	0.97	0.41	134.4%	0.87	11.2%	3.11	1.94	60.2%
Diluted Shares	43,303,549	42,812,500	1.1%	42,866,369	1.0%	43,218,705	42,812,500	0.9%

Copa Holdings
Balance Sheet - USGAAP
(US$ Thousands)

	December 31, 2006	September 30, 2006	December 31, 2005

	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$169,880	$130,919	$94,106
Restricted cash and cash equivalents	0	0	—
Short-term investments	27,500	7,297	20,384

Total cash, cash equivalents and short-term investments	197,380	138,216	114,490
Accounts receivable, net of allowance for doubtful accounts	60,439	69,804	49,044
Accounts receivable from related parties	1,818	2,002	448
Expendable parts and supplies, net of allowance for obsolescence	8,056	7,622	4,070
Prepaid expenses	20,133	15,403	13,502
Other current assets	4,998	4,029	3,239

Total Current Assets	292,824	237,076	184,793
Long-term investments	29,032	52,129	26,175
Property and Equipment:
Owned property and equipment:
Flight equipment	857,912	773,858	628,876
Other equipment	44,051	42,422	35,899

	901,963	816,280	664,775
Less: Accumulated depreciation	(104,327)	(97,202)	(79,985)

	797,636	719,078	584,790
Purchase deposits for flight equipment	65,150	53,352	52,753

Total Property and Equipment	862,786	772,430	637,543
Other Assets:
Net pension asset	645	1,533	1,261
Goodwill	20,929	19,569	20,512
Intangible asset	31,933	29,859	31,298
Other assets	15,553	14,595	15,330

Total Other Assets	69,060	65,556	68,401

Total Assets	$1,253,702	$1,127,191	$916,912

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Current maturities of long-term debt	$91,453	$73,991	$67,905
Accounts payable	47,997	35,923	44,848
Accounts payable to related parties	8,819	5,634	7,750
Air traffic liability	116,812	113,207	85,673
Taxes and interest payable	30,450	35,506	27,450
Accrued expenses payable	34,268	30,373	14,780
Other current liabilities	9,104	9,421	5,573

Total Current Liabilities	338,903	304,055	253,979
Non-Current Liabilities:
Long-term debt	529,802	482,490	402,954
Post employment benefits liability	1,701	1,519	1,283
Other long-term liabilities	7,713	7,805	8,790
Deferred tax liabilities	4,198	3,939	4,039

Total Non-Current Liabilities	543,414	495,753	417,066
Commitments and Contingencies	—	—	—

Total Liabilities	882,317	799,808	671,045

Shareholders’ Equity:
Class A - 30,034,375 shares issued and outstanding	20,501	20,501	20,501
Class B - 12,778,125 shares issued and outstanding	8,722	8,722	8,722
Additional paid in capital	2,669	1,840	—
Retained earnings	343,780	301,935	217,862
Accumulated other comprehensive loss	(4,287)	(5,615)	(1,218)
Total Shareholders’ Equity	371,385	327,383	245,867

Total Liabilities and Shareholders’ Equity	$1,253,702	$1,127,191	$916,912

COPA HOLDINGS, S.A. - EBITDAR RECONCILIATION
(Figures in US$ thousands)

				FULL YEAR

	4Q06	3Q06	4Q05	2006	2005

Net Income	41,846	37,240	17,653	134,230	82,999
Interest Expense	-8,190	-7,984	-5,874	-29,150	-21,629
Capitalized Interest	361	293	432	1,712	1,089
Interest Income	2,467	1,958	1,284	7,257	3,584
Income Taxes	-4,005	-2,972	-1,334	-12,800	-9,592

EBIT	51,213	45,945	23,145	167,211	109,547
Depreciation and Amortization	7,458	6,497	5,013	24,874	19,857

EBITDA	58,671	52,442	28,158	192,085	129,404
Aircraft Rent	9,518	10,904	8,280	38,169	27,631
Other Rentals	2,988	2,609	2,595	10,524	7,758

EBITDAR	71,177	65,955	39,033	240,778	164,793

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 03/07/2007	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO